UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-41848

Trident Digital Tech Holdings Ltd

(Exact name of registrant as specified in its charter)

Suntec Tower 3,

8 Temasek Boulevard Road, #24-03

Singapore, 038988

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Exhibits 99.1 and 99.2 of this report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration No. 333-293439; Registration No. 333-292667) and on Form F-3 (Registration No. 333-298224) of Trident Digital Tech Holdings Ltd (including any prospectus forming a part of such registration statement) and to be part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Trident Digital Tech Holdings Ltd

	By:	/s/ Soon Huat Lim
		Name:	Soon Huat Lim
		Title:	Chairman and Chief Executive Officer

Date: October 16, 2026

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Condensed Consolidated Financial Statements as of June 30, 2026 (unaudited) and December 31, 2025, and for the six months ended June 30, 2026 (unaudited) and 2025 (unaudited)
Exhibit 99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations
Exhibit 99.3	Press Release

3